 SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Alm, John R. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip) U.S.	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) November 20, 2002 5. If Amendment, Date of Original (Month/Day/Year) 11/22/2002 (filed date)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President, Chief Operating Officer and a Director
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	11/20/2002	S |	30,000 | D | $22.7500		D
Common Stock	11/20/2002	S |	2,800 | D | $22.5400		D
Common Stock	11/20/2002	S |	5,600 | D | $22.5300		D
Common Stock	11/20/2002	S |	4,400 | D | $22.5200		D
Common Stock	11/20/2002	S |	74,100 | D | $22.5000		D
Common Stock	11/20/2002	S |	3,200 | D | $22.4900		D
Common Stock	11/20/2002	S |	500 | D (1) | $22.4800		D
Common Stock	11/20/2002	S |	2,300 | D | $22.4700		D
Common Stock	11/20/2002	S |	6,800 | D | $22.4600		D
Common Stock	11/20/2002	S |	10,800 | D | $22.4500		D
Common Stock	11/20/2002	S |	31,300 | D | $22.4000		D
Common Stock	11/20/2002	S |	7,900 | D | $22.4400		D
Common Stock	11/20/2002	S |	700 | D | $22.4300		D
Common Stock	11/20/2002	S |	5,100 | D | $22.3800		D
Common Stock	11/20/2002	S |	10,600 | D | $22.4100		D
Common Stock	11/20/2002	S |	11,200 | D | $22.3700		D
Common Stock	11/20/2002	S |	800 | D | $22.3600		D
Common Stock	11/20/2002	S |	100 | D | $22.3500		D
Common Stock	11/20/2002	S |	700 | D | $22.3400		D
Common Stock	11/20/2002	S |	300 | D | $22.3300		D
Common Stock	11/20/2002	S |	1,100 | D | $22.3200		D
Common Stock	11/20/2002	S |	1,200 | D | $22.3100		D
Common Stock	11/20/2002	S |	13,800 | D | $22.3000		D
Common Stock	11/20/2002	S |	10,800 | D | $22.2800		D
Common Stock	11/20/2002	S |	81,300 | D | $22.2700	636,918	D
Common Stock				98,363	I	By 401(k) and Supplemental 401(k)
Common Stock				10,775	I	By Spouse
Common Stock				450	I	By Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Alm, John R. - November 20, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: E. Liston Bishop III, Attorney-in-Fact for John R. Alm 11/25/2002 ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Alm, John R. - November 20, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 4 - November 20, 2002

John R. Alm
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

(1)  Transaction incorrectly coded in Column 4 with an "A",  should have been a "D".

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